

March 14, 2013

Via E-mail
Faheem Hasnain
Chief Executive Officer
Receptos, Inc.
10835 Road to the Cure, Suite 205
San Diego, CA 92121

> **Re:** **Receptos, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 13, 2013**
> **CIK No. 0001463729**

Dear Mr. Hasnain:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Comments to your application for confidential treatment will be delivered under separate cover.

Prospectus Summary, page 1

5. Some of your disclosure in the summary includes scientific or statistical terms that may be unfamiliar to lay readers. Where appropriate, please expand your disclosure to include explanations of terminology so that it may be understood by average investors. Portions of your registration statement that include such terminology include:
   - the fourth paragraph under "Overview" on page 1;
   - the carryover paragraph on pages 1 and 2; and
   - the fourth full paragraph on page 2.

   For guidance on the use of plain English in your prospectus summary, please reference Rule 421(d) of Regulation C.

6. Please provide plain English terms or explain the following terms where you first use them in the summary:
   - accelerated design,
   - top-line results,
   - induction efficacy study,
   - pivotal maintenance study,
   - oral induction,
   - treatment algorithm,
   - recombinant, humanized, high-affinity, selective, and
   - proof-of-concept.

7. Please avoid using the abbreviation T2D for Type-2 Diabetes herein and throughout the prospectus. This is a widely understood condition and term and is not cumbersome to use in its entirety.

8. You state on page 1 and throughout your filing that "RPC1063 was selected for pharmaceutic properties with potential to demonstrate best-in-class differentiation in RMS. In IBD and EoE, our product candidates, RPC1063 and RPC4046 respectively, have the opportunity to achieve first-in-class market positions." You also state that your strategy is to develop "best-in-class drug candidates and selectively pursue first-in-class market positions." These characterizations of your products as best-in-class and first-in-class carry significant import while at the same time appear to be rather uncertain given the stage of development, significant time to potential commercialization and products you acknowledge to be available in the market or under development by third parties.

Please revise your disclosure to more objectively describe your products, for example, by using the strategy outlined on your website: "The goal of our development strategy for RPC1063 to demonstrate clinically meaningful differentiation versus other available treatments, including a favorable safety profile." Please make corresponding changes throughout the filing.

9. We note your discussion throughout the summary of your program focused on GLP-1R PAMs for the potential treatment of Type-2 Diabetes. Given the very early stage of your development of this program and the fact that the proceeds of the offering will be used primarily for the continued development of RPC1063, please consider whether discussion of this program and compound is appropriate in the summary which should focus on key aspects of the offering or those that are the "most significant."

Our Pipeline, page 3

10. Please add further context to and explain your statement that RPC1063 has meaningfully improved safety features based on "Better management of infections and retreatment decisions through a shorter half-life and rapid lymphocyte recovery." Please make corresponding changes to your disclosure on page 88.

11. You disclose on page 5 that "the FDA has indicated that if the study results are statistically and clinically persuasive, the balance of our registration program for RPC1063 in UC may consist of only one additional pivotal induction efficacy study accompanied by a pivotal maintenance study." Please provide further detail regarding your discussion with the FDA that are the basis for this representation and clarify whether you have engaged in the SPA process with respect to this Phase 2 study. If you have engaged in the SPA process in this regard, please provide more detailed disclosure about the nature of your conversations with the FDA related to the SPA, the current status of the SPA processes and disclose any unresolved concerns expressed by the FDA.

Our Strategy, page 6

12. You state that you seek to mitigate development risk by developing product candidates with validated mechanisms of action and by utilizing biomarkers that may correlate with clinical efficacy. Please expand your disclosure to describe, if true, that this strategy relies upon clinical data and results from third parties and may, at times, be based on products that are significantly different than your pipeline products. Please make corresponding changes throughout the filing including, in particular, page 98 where you cite Gilenya's demonstrated clinical efficacy, page 104 where you cite vedolizumab's Phase 3 clinical outcomes and efficacy and page 105 where you cite data relating to other compounds targeting S1P1R. Please include a risk factor disclosing the potential risks associated with reliance on such third party data.

Risk Factors, page 13
"AbbVie retains rights to the antibody…," page 24

13. Please disclose clearly the limited scope of your license from AbbVie. It appears from the agreement that the license is limited to EoE, defined therein as the Lead Indication.

"Third party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.," page 45

14. You have disclosed certain third party patents of which you are aware that may issue and, if issued, your product candidates may infringe on such patents. Please disclose how you became aware of such patents. Please expand your disclosure to further describe any additional risks that may be associated with having knowledge of potential patents with which your product candidates may conflict.

Use of Proceeds, page 61

15. Please specify more clearly how the proceeds will be allocated among your ongoing clinical development and research including estimates of the amounts to be spent on specified projects and how such projects will be prioritized.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 70

16. Please revise your disclosures to include the costs incurred during each period presented and to date for each material research project separately.

Critical Accounting Policies and Significant Judgments and Estimates
Stock Based Compensation
Common Stock Valuation, page 76

17. We will further evaluate your common stock valuation when your IPO price has been set. Please expand your disclosure to address the following:
    - Disclose how you determined a discount for lack of marketability of 15.3% was appropriate at December 31, 2012.
    - Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.
    - Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

Contractual Obligations, page 84

18. Please parenthetically disclose the aggregate amount of future milestone payments you could pay to TSRI under your license agreement.

Business, page 86
Our Strategy, page 90

19. In your final bullet point on page 90, please provide expanded disclosure to describe the basis for your belief that you may be able to seek accelerated development timelines including expedited pathways and high-level regulatory agreements. If the basis for this statement is limited to the SPA applications you have submitted, please limit the disclosure to describing the SPAs. Further, please provide more detailed disclosure about the nature of your conversations with the FDA related to the SPAs and the current status of the SPA processes. Your disclosure should identify any unresolved concerns expressed by the FDA. Please provide similar expanded disclosure with respect to the SPAs through the filing.

Our Lead Product Candidate – S1P1R Modulator RPC1063, page 91

20. You state that "[e]vidence suggests that modulation of the S1P1R specifically is responsible for therapeutic efficacy when treating immune disorders such as RMS and IBD." Please disclose whether the evidence you cite is based on your preclinical or clinical trials or disclose the source(s) of such evidence and briefly summarize the basis for the conclusion with respect to its efficacy. Your summary should describe the products and testing mechanisms used to reach such conclusion.

Overview of the RMS Market, page 93

21. The pie chart representing the 2011 RMS market attributes 1% of the 2011 market to Aubagio, which you disclose on page 94 was approved in September 2012. Please advise us as to how a product approved in late 2012 can account for 1% of the market in 2011. Please reconcile this apparent inconsistency in your disclosure.

22. To provide context to the 2012 worldwide sales of Gilenya, please disclose the total 2012 RMS market.

Currently Available Treatment Options for RMS, page 94

23. Please disclose whether Aubagio is a S1PR modulator.

24. We note that your disclosure throughout the filing focuses on a comparison of RPC1063 to Gilenya without discussion comparing RPC1063 to Aubagio or any of the potential

new RMS market entrants described beginning on page 94 or the S1PR modulators in development described on page 97. Please advise us as to the analysis underlying your conclusion that the only meaningful comparison is to Gilenya or, alternatively, please expand your disclosure to provide more fulsome comparisons of RPC1063 with other currently available or potential products for the treatment of RMS.

Potential New RMS Market Entrants, page 94

25. Please disclose whether BG-12 or any other potential new RMS products are a S1PR modulator.

License Agreements with The Scripps Research Institute (TSRI), page 108

26. Please disclose the term of each of your agreements with TSRI.

Development License and Option Agreement between AbbVie and Receptos for RPC4046, page 109

27. Please narrow the range of royalties within which your royalty on net sales falls to a range that does not exceed ten percentage points. Additionally, please disclose the term of your agreement with AbbVie.

Collaborations Using the Receptos GPCR Structure Determination Technology Platform, page 109

28. You disclose on page 21 that ONO-4641, a late stage S1PR modulator, is under development by Merck Serono and Ono Pharmaceuticals. Please describe whether and/or how your collaboration with Ono Pharmaceuticals may relate to its development of ONO-4641 or how you have protected your intellectual property in light of the potential competitive interest of Ono Pharmaceuticals.

29. Please specify the term of your agreement with Ono Pharmaceuticals.

30. With respect to your agreements with Eli Lilly and OMJP, please clearly state that upon the conclusion or expiration of the agreement, all technology and discoveries that resulted from the collaboration were transferred to Eli Lilly or OMJP, as applicable, and that you have no rights to additional future compensation related to further development by Eli Lilly or OMJP of any products utilizing such technology or discoveries, for example, through royalties or commercial milestone payments. If the same will hold true for your collaboration with Ono Pharmaceuticals upon termination, please provide a similar statement.

Intellectual Property, page 110

31. You disclose with respect to each patent portfolio that you may extend your patent protection for up to five additional years. Please describe the circumstances under which you may apply for such additional protection and specify the basis upon which it may be granted pursuant to the Hatch-Waxman Act.

Certain Relationships and Related Party Transactions, page 147
Consulting Agreement, page 149

32. Expand your disclosure to include a description of the May 2009 consulting agreements with certain of your founders as described in Note 6 to the Consolidated Financial Statements. Further, please file copies of these consulting agreements.

Indemnification Agreements, page 150

33. Please file a form of indemnification agreement when available.

Shares Eligible for Future Sale, page 163

34. Once available, please file copies of each of the lock-up agreements.

Notes to the Consolidated Financial Statements
Note 4. Stock Options
2008 Equity Incentive Plan, page F-16

35. Please revise your disclosure to explain why the outstanding awards are less than the vested or expected to vest amount at December 31, 2012. For example the outstanding time-based awards are 406 and the vested or expected to vest are 2,602.

36. Please revise your disclosure to explicitly explain how those awards that are both time and performance based stock option vest.

Note 8. Collaborative Arrangements, page F-24
Ono Pharmaceutical Co.

37. Please disclose how you determined that the $1.5 million milestone payment was not substantive and how the $2 million milestone payment was substantive. Also disclose each individual milestone and related contingent consideration as required by ASC 605-28-50-2b for the remaining substantive milestones.

General

  If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

  Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

  You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3615 with any other questions.

             Sincerely,

             /s/ Jeffrey P. Riedler

             Jeffrey P. Riedler
             Assistant Director

cc: Via E-mail
   Mike Hird, Esq.
   Pillsbury Winthrop Shaw Pittman LLP